Filed by Commerce Bancorp, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
Commission File No.: 1-12069
Forward Looking Statements
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and any comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70, East Cherry Hill, NJ 08034-5400, (856) 751-9000.
      The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
The following was first posted to Commerce Bancorp, Inc.’s internal website on October 15, 2007:
Employee Communication
We appreciate that you will have some questions regarding the announcement of TD Bank’s agreement to acquire Commerce Bancorp, Inc., including the impact on your Commerce shares and stock options. We have prepared this Q&A to help answer some of your questions regarding the following:
•	Commerce shares

•	Commerce stock options

•	SmartBuy Program

•	401(k)/Employee Stock Ownership Plan (ESOP)

Q1:	I own Commerce shares — what is the impact to me?

A:	The proposed transaction is expected to be completed in the spring of 2008, subject to receiving both regulatory and Commerce shareholder approvals. If consummated, the date on which the transaction will occur is called the “Closing Date”. On the Closing Date, each of your Commerce shares, whether in a personal account, your 401(k) (including the ESOP account) or in the SmartBuy Program, will be exchanged for 0.4142 shares of TD Bank and $10.50 in cash.
     Example:
•	You own 100 Commerce shares

•	On the Closing Date, you will receive:
•	$1,050 (100 x $10.50) plus

•	41 TD Bank shares (100 x 0.4142, rounded down), plus

•	A cash amount equal to the fractional TD Bank shares eliminated by rounding (0.42 in this case) multiplied by an average of the market price of TD Bank shares over the five trading days prior to the Closing Date.

Q2:	I own Commerce Shares. Will there be any tax consequences to me?

A:	If the total value you receive on the Closing Date (the cash and TD Bank shares described in Question 1 above) is greater than your tax basis (cost) of those Commerce shares, this excess amount will be taxable for federal income tax purposes.

Q3:	I hold Commerce stock options — what is the impact to me?

A:	On the Closing Date, all of your unvested Commerce stock options will become fully vested and will be converted automatically into stock options to purchase TD Bank shares. You will not receive any cash on this conversion (however, your stock options may be exercised for cash as described in Question 7 below).

Q4:	How does the conversion of stock options work?

A:	Stock options will be converted using a stock option exchange ratio (as described in Question 5 below) that was calculated in a way that is intended to preserve the “face value” of your stock options without triggering current taxation. “Face value” means the value determined by multiplying the number of Commerce shares subject to your stock option by the exercise price. The “face value” of your new TD Bank stock options will be roughly equal to the “face value” of your Commerce stock options. The numbers will vary slightly due to rounding, as illustrated in Question 5 below.

Q5:	What is the stock option exchange ratio?

A:	The stock option exchange ratio is 0.5522. To convert your Commerce stock option into a TD Bank stock option, the number of Commerce shares subject to your Commerce stock option will be multiplied by 0.5522, and your exercise price will be divided by 0.5522.
Example. Assume that on the date preceding the Closing, you have a Commerce stock option to buy 100 shares at $30. The conversion of your stock option will be as follows:

#	Exercise	Face	Shares
Options	Price	Value	Issued	Calculation

100	$30	$3,000	Commerce	- 100 options x $30 exercise price = $3,000 face value

Following the Closing Date:

55	$54.33	$2,988.15	TD Bank	- 100 options x 0.5522 (rounded down to the nearest whole number) = 55
				- $30 exercise price ÷ 0.5522 (rounded up to the nearest whole cent) = $54.33
				- 55 x $54.33 exercise price = $2,988.15 face value
Please note that this example is for illustration purposes only.

Q6:	I hold stock options. Will there be any tax consequences to me?

A:	There should be no tax consequences to you as a result of the accelerated vesting of your stock options, or the conversion of your options into TD Bank stock options.

It is intended that any Commerce stock option that has been designated as an “incentive stock option” (ISO) will continue to be treated as an ISO after conversion (and retain the favorable tax treatment), provided that you continue to satisfy the applicable holding periods and other requirements. However, because the Internal Revenue Code limits the value of stock options subject to ISOs that can vest in any calendar year to $100,000, the accelerated vesting of your Commerce stock options could result in certain ISOs being treated as non-qualified stock options (which are not eligible for the favorable ISO tax treatment).

Q7:	Can I exercise my stock options?

A:	You may continue to exercise your stock options as described below.
Exercise Prior to the Closing Date: There are no changes to the terms or processes in place today for exercising your stock options. If you exercise your stock options and hold Commerce shares on the Closing Date, those Commerce shares will be purchased by TD Bank for a combination of cash and TD Bank shares as described in Question 1 above.

Exercise After the Closing Date: Your new TD Bank stock options will continue to be covered by the same terms and conditions of the applicable Commerce stock option plan. The only changes will be:
•	different number of options (see Question 5 above);

•	different exercise price (see Question 5 above);

•	the option will be to purchase TD Bank shares instead of Commerce shares; and

•	the process instructions may change.

Q8:	What is the impact on the SmartBuy Stock Purchase Plan?

A:	The SmartBuy plan will be terminated just before the Closing Date. Until the SmartBuy plan is terminated, the plan will continue to operate as it has always operated. You may continue to make contributions to the plan, change your payroll deduction amount and withdraw or sell your shares at any time. On the Closing Date, Commerce shares in your account will be exchanged by TD Bank for cash and TD Bank shares (see Question 1 above). There will be no new purchases of Commerce shares or reinvestment of dividends after Closing Date.

Q9:	What is the impact of the proposed transaction on shares held in my 401(k) plan?

A:	Commerce shares held in your 401(k) plan account, whether as part of the shares held by the plan in the ESOP feature or as part of your other investment options into which you have invested contributions, will be treated in the same manner as all other Commerce shares, as described in Question 1 above.

Q10:	I own Commerce shares in my 401(k) plan. Are there any tax consequences to me?

A:	This transaction should not by itself be a taxable event to you as a 401(k) participant with respect to your Commerce shares held in the plan. The 401(k) plan is designed to meet the requirements of Section 401(a) of the Internal Revenue Code. Generally, taxes will only be due upon the receipt of a distribution from the 401(k) plan which you do not choose to rollover, or which is not eligible to be rolled over, to an eligible retirement plan.

Q11:	Are TD Bank shares listed on the New York Stock Exchange (NYSE)?

A:	Yes — TD Bank is listed on the New York Stock Exchange under the symbol “TD”.
********************
We hope this answers some of your questions regarding your Commerce shares and stock options. We would encourage you consult with your own tax advisors with regard to the impact of the proposed transaction on your specific circumstances. If you have any other questions, please contact your manager, HR representative, or the mailbox on CommerceTeamWOW!

Forward Looking Statements
     The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and any comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, (856) 751-9000.
     The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.